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                       SEWARD & KISSEL LLP
                       1200 G Street, N.W.
                     Washington, D.C. 20005

                    Telephone: (202) 737-8833
                    Facsimile: (202) 737-5184

                   Writer's Direct Dial Number
                         (202) 737-8833


                                                 October 31, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    RE:  Alliance North American Government Income Trust, Inc.
         (File Nos.33-45328 and 811-06554)
         Accession #: 0000919574-01-501021
         CIK #: 0000883676

Dear Ladies and Gentlemen:

    The purpose of this letter is to request that the amendment to the registration statement on Form N-1A for the Alliance North
American Government Income Trust, Inc. (the "Fund"), filed on
October 31, 2001 (Accession #: 0000919574-01-501021), be
withdrawn from the SEC's database.

    We inadvertently filed a duplicate amendment for the Fund at the same time we filed the first amendment on October 31, 2001 (Accession #: 0000919574-01-501020). We respectfully request that the SEC withdraw the duplicate amendment filed for Alliance North American Government Income Trust, Inc. (Accession #:
0000919574-01-501021) pursuant to Rule 477(a) under the
Securities Act of 1933.

    We appreciate your prompt attention to this matter and would be happy to provide any additional information you might require.


                                  Sincerely,


                                  /s/ Paul M. Miller
                                  ___________________________
                                      Paul M. Miller





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